1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 27, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to relevant requirements of the CSRC and the Shandong Bureau of CSRC, and in consideration of the actual needs of the business operation of the Company, the Board proposed to amend the Articles of Association. The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution by the Shareholders at a general and the obtaining of the approval from the relevant PRC authorities.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the general meeting will be despatched to the Shareholders as soon as practicable.

According to “The Notice Concerning Further Implementation of Matters Related to Cash Dividend Distribution by Listed Corporations” promulgated by the China Securities Regulatory Commission (the “CSRC”) and the relevant requirements of Shandong Securities Regulatory Bureau (the “Shandong Bureau”) of CSRC, and in consideration of the actual needs of the business operation of Yanzhou Coal Mining Company Limited (the “Company”), the board of directors (the “Board”) of the Company proposed to amend the articles of association of the Company (the “Articles of Association”). The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution by the shareholders of the Company (the” Shareholders”) at a general and the obtaining of the approval from the relevant PRC authorities.

Details of the proposed amendments to the Articles of Association are as follows:

1.	Proposed amendments to the articles involving profit distribution in the Articles of Association.

(1) Details of the amendments

The original Article 247, Article 248 and Article 249 of the existing Articles of Association provide the followings:

“Article 247: The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting.

Article 248: The Company may distribute dividends in the form of:

(1) cash;

(2) shares.

Article 249: Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

The above articles are to be amended as follows:

“Article 247: The Company’s profit distribution policy shall remain consistent and stable, whilst the Company’s long-term interests, the overall interests of all shareholders, and the sustainable development of the Company shall also be considered.

Article 248: The profit distribution policies of the Company

1.	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month interval between the accounting period when the Company distributes cash dividends.

2.	Condition and proportion of cash dividends

On the premise of securing the Company’s sustainable development and on the conditions that the Company recorded a profit in a particular year and at the same time its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that reach or exceed 50% of the total profit of the Company realized in the most recent financial year.

3.	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and other necessary circumstances, the Company may distribute dividends in the form of shares.

Article 249: Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan. In the process of determining the profit distribution plan, the Board shall discuss with the independent directors and the supervisory committee adequately; the Board should also adopt different approaches to hear the opinions of other public shareholders, and examine the rationality of such plan. The procedure on approving the profit distribution plan are as follows:

(1) approved by more than half of the independent directors;

(2) considered and approved by more than half of all directors;

(3) considered and approved by more than half of all supervisors;

(4) considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.

The following new articles are proposed to be inserted and the article numbers of all subsequent articles are to be automatically re-numbered:

Article 250 – Adjustments to profit distributing policy

When the Company’s external operation environment experiences significant changes and thus significantly affecting the Company’s production operations, or when the Company itself experiences relatively major changes in its operation, implementing the current profit distributing policy may severely affect the sustainable development of the Company. The Company can make adjustments to the profit distributing policy in that particular year in accordance with the procedures as follow:

(1) the Board shall be responsible for preparing a written report setting out the adjustments to be made to the profit distribution policy for that particular year and state reasons for such adjustments;

(2) independent directors shall express independent opinions, and adjustments must be approved by more than half of the independent directors;

(3) considered and approved by not less than two-thirds of all directors ;

(4) considered and approved by not less than two-thirds of all supervisors;

(5) considered and approved at the shareholders’ general meeting by way of a special resolution. The Company should provide internet voting for the convenience of public shareholders.

Article 251

If the conditions for distributing cash dividends are satisfied, but such cash distribution has not been made due to the special circumstances as set out in Article 248, the Company should disclose in periodic reports matters such as the reason for not distributing cash dividends, the exact use of the funds retained by the Company as well as the expected proceeds from the investment. Independent directors should express and publicly disclose their independent opinion thereon.”

(2) Basis of the Amendments

Pursuant to the requirements of the CSRC and Shandong Bureau of the CSRC, the provisions regarding profit distribution in the articles of association shall include at least the following items:

(i) decision-making process and mechanism of the Board and general meeting of the Shareholders for profit distribution, in particular, the cash dividends;

(ii) the specific conditions, decision-making process and mechanism regarding adjustment to the existing profit distribution policy, in particular the cash dividends policy;

(iii) measures to be taken in order to fully hear opinions of independent Directors and minority Shareholders;

(iv) the profit distribution policy of the Company, especially the details and forms of cash dividends, the interval for profit distribution, in particular the cash dividends, the specific conditions for distributing cash dividends and share dividends, and the minimum amount and proportion of cash dividends.

The Company proposed to amend the original Articles 247 to 249 of the existing Articles of Association to the new Articles 247 to 251 to further optimize the provisions in relation to the profit distribution in the Articles of Association including the decision-making process and mechanism, the performance of independent directors’ responsibility process and measures to be taken to fully hear the opinions of minority Shareholders so as to safeguard their legal interests.

2.	Amendments regarding decision-making procedures for approving the mutual provision of loans among overseas subsidiaries

(1) Details of the amendments

(a)	A new item (15) to be added in Paragraph 1 of Article 67 (following the existing item (14)) of the Articles of Association, which states:

“Article 67: The shareholders' general meeting shall have the following functions and powers:

……

(15) to consider the mutual provision of loans among overseas subsidiaries of the Company within 12 months, where the total amount of such mutual loans account for more than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans is in compliance with laws, rules and relevant regulations.

……”

(b)	A new item (7) to be added in Paragraph 1 of Article 108 (following the existing item (6)) of the Articles of Association, which states:

“Article 108: The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

……

(7) mutual provision of loans among the Company’s overseas subsidiaries of which the resolution is required to be passed at the shareholders’ general meeting;”

(c)	the original item (2) in Paragraph 1 of Article 171 of the existing Articles of Association provides the following:

“Article 171: With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

……

(2) a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

……”

The above item (2) is to be amended as follows:

“Article 171: With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

……

(2) a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

mutual provision of loans among overseas subsidiaries of the Company within 12 months, where the accumulative amount of such mutual loans account for more than 25% and less than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations.

……”

(d)	the original item (2) in Paragraph 1 of Article 190 of the existing Articles of Association provides the following:

“Article 190: The general manager may, by means such as through the manager's meeting of the Company, make decisions on the following operational matters:

……

(2) a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets ratio of the Company remains under 50% after such financing;

……”

The above item (2) is to be amended as follows:

“Article 190: The general manager may, by means such as through the manager's meeting of the Company, make decisions on the following operational matters:

……

(2) a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets ratio of the Company remains under 50% after such financing;

mutual provision of loans among overseas subsidiaries of the Company within 12 months, where the accumulative amount of such mutual loans account for not more than 25% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations;

……”

(2) Basis of the Amendments

Based on the actual need of the Company’s operation, in order to lower the operation cost and increase the operation efficiency to further optimize the system of management and control of the Company, the Company proposes to set out clearly in the Articles of Association the procedure for approving the mutual provision of loans among overseas subsidiaries of the Company.

RECOMMENDATION

As advised by the PRC legal advisers to the Company, Beijing King & Wood PRC Lawyers, that the implementation of each article of the amended Articles of Association will not contravene the Company Law of the PRC and the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the general meeting will be despatched to the Shareholders as soon as practicable.

By order of the Board
Yanzhou Coal Mining Company Limited Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 August 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC